Exhibit 99.4

March 8, 2012

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2011 of Denison Mines Corp. of our Auditor’s report dated March 8, 2012, relating to the consolidated financial statements of Denison Mines Corp. as at December 31, 2011, December 31, 2010, and January 1, 2010 and for each of the two years in the two year period ended December 31, 2011, and the effectiveness of internal control over financial reporting of Denison Mines Corp, which appears in an Exhibit incorporated by reference in this Annual Report on Form 40-F.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

PricewaterhouseCoopers LLP, Chartered Accountants

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.